May 10, 2006

Room 4561

Mr. David Sommers
Senior Vice President and Chief Financial Officer
Netscout Systems, Inc.
310 Littleton Road
Westford, MA 01886

      Re: Netscout Systems, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2005
             Filed June 6, 2005
             Form 10-Q for Fiscal Quarter Ended December 31, 2005
             Filed February 6, 2006
             Form 8-K Filed January 25, 2006
             File No. 000-26251

Dear Mr. Sommers:

     We have completed our review of the filings above and do not, at this time, have any further comments.

               Sincerely,

               Brad Skinner
               Accounting Branch Chief